EX 99.8(E)

Mid Atlantic Transaction Network System (TNS)
ACCESS AGREEMENT

This TNS Access Agreement (the “Agreement”) is made as of November 1, 2010 (the “Effective Date”) by and between Counsel Trust Company dba Mid Atlantic Trust Company (“MATC”) and or its successor under control of Mid Atlantic Capital Group (“MACG”) and Integrity Life Insurance Company (the “User”).

RECITALS

MATC, together with its affiliate(s), owns and operates a proprietary computer router system (“TNS”) that automatically transmits to mutual funds, collective investment funds and certain other investment vehicles, either directly or indirectly via the National Securities Clearing Corporation (the “NSCC”), those purchase and redemption orders generated by users of record keeping and accounting software systems electronically linked to TNS.

The User desires to utilize TNS to transmit to mutual funds, exchange traded funds (ETFs), collective investment funds and certain other investment vehicles those purchase and redemption orders generated by the User (“Orders”), and MATC desires to provide the User with access to TNS in order to facilitate the transmission of such Orders in the manner and to the extent set forth herein.

User is an issuer of variable annuities and desires to offer, as investment options within certain variable annuity contracts (“Annuity Contracts”), subaccounts invested in ETFs; and MATC desires to provide additional services to User to facilitate the offering of subaccounts invested in ETFs in the Annuity Contracts.

NOW, THEREFORE, in consideration of the mutual promises set forth herein, the parties agree as follows:

ARTICLE I
SERVICES AND RESPONSIBILITIES

1.1           TNS.  MATC shall make TNS available to the User at MATC’s central computer facility, and shall provide ongoing maintenance of TNS.

(a)           User shall be responsible for installing and maintaining, a software interface (the “Interface”) on a personal computer or on a network (for multiple site access) as designated by the User and located at the User’s designated facility.  Initially, the Interface shall be made available to the User as the standard TNS web service.  MATC hereby authorizes the User to utilize the Interface solely to access TNS, and the User hereby represents and warrants that it shall utilize the Interface solely for the purpose of accessing TNS and not for the purpose of accessing any other third party system.

(b)           MATC agrees to provide the User with the details regarding telecommunications, hardware, ancillary software components, operating systems, network systems and peripherals (collectively, “Third Party Products”) deemed necessary by MATC and from time to time to facilitate the use of the Interface and TNS.  The User agrees to acquire, install and maintain all such Third Party Products.

(c)           The User accepts and acknowledges that TNS merely provides electronic access between the User and the mutual funds, ETFs, collective investment funds or other investment vehicle selected by the User (each, a “Participating Fund”) for the purpose of transmitting Orders and receiving related trade data directly or indirectly via the NSCC, as appropriate.  Notwithstanding the foregoing, MATC will provide User with additional services related to ETFs as specified in Section 1.4A of this Agreement.  By executing this Agreement, MATC is neither undertaking to manage money, nor providing advice with respect to the value of, or as to the advisability of investing in, purchasing or selling, shares of mutual funds, ETFs, collective investment funds, or any other investment vehicles, or as to the advisability of selecting one such investment over another.

1.2           Training.  At no charge to the User, MATC shall provide training in the use of TNS to the User’s employees at such times and locations to be mutually agreed upon between MATC and the User.

1.3           Settlement.  In order to provide the User with the option of settlement via the NSCC or other means, MATC shall open or cause to be opened a brokerage account or accounts (each, a “Brokerage Account”) with Mid Atlantic Capital Corporation (the “Broker-Dealer”).  MATC may use another broker-dealer with the written consent of User, which shall not be unreasonably withheld.  At the time of the execution of this Agreement, MATC represents that Mid Atlantic Capital Corporation is not an affiliate of MATC.  The Broker-Dealer shall carry the Brokerage Accounts on a cash basis and perform all cashiering and settlement responsibilities with respect thereto.

1.4           NSCC Operating Procedures.  Orders regarding shares of the Participating Funds shall be transmitted to such Funds, either directly or indirectly via the NSCC, in accordance with the following procedures (the “Operating Procedures”):

(a)           On each day that the New York Stock Exchange is open for business (a “Day”), the User shall input to its recordkeeping or accounting system all Orders per account or accounts opened with MATC (“Fund Account”) generated as a result of trading instructions received by the User from adopting employers, participants, and/or any other authorized persons (“Customers”) prior to the close of trading of the New York Stock Exchange (“Close of Trading”), on such Day.  The User shall encode each such Order as an Order to be transmitted via TNS to the appropriate Participating Fund as of that Day.

(b)           All properly encoded Orders received by TNS from the User via the Interface (i) prior to the applicable Close of Trading on such Day, and (ii) solely with respect to Orders on behalf of Fund Accounts in Participating Funds that have late order processing privileges to such Accounts, prior to cutoff times established by MATC, shall be priced at the net asset value (“NAV”) of the appropriate Participating Fund for that Day.

(c)           Orders generated as a result of trading instructions received by the User after the applicable Close of Trading on any Day (each, a “Late Order”) shall be treated for all purposes, including transmission and pricing, as if generated on the following Day.

(d)           MATC shall use commercially reasonable efforts to transmit and confirm each Day’s Orders via TNS to the Participating Funds directly or indirectly via the Fund/Serv System operated by the NSCC, as appropriate, in a timely manner in accordance with applicable deadlines established by the Participating Funds and the NSCC.

(e)           MATC shall use commercially reasonable efforts to provide the NAV for each Participating Fund to the User via TNS each Day within a reasonable time following its receipt thereof.

(f)            Each Participating Fund’s settlement instructions and requirements are included in the prospectus and/or statement of additional information of such Fund, and are subject to change at such Fund’s discretion.  It is the User’s responsibility to verify, at the time of placement of an Order, all settlement procedures, instructions and requirements as the failure to comply therewith may result in a delay in acceptance of an Order (thereby impacting the NAV at which the Order is priced) or a rejection of an Order.  MATC shall exercise its best efforts to provide assistance to the User with this responsibility upon request.

1.4A        ETF Operating Procedures.  Orders regarding shares of the ETFs shall be transmitted to MATC, in accordance with the following procedures (the “ETF Operating Procedures”):

(a)           For each day that the New York Stock Exchange is open for business (a “Day”), the User shall input to its recordkeeping or accounting system all Orders per ETF account or accounts opened with MATC (“ETF Fund Account”), which are generated as a result of trading instructions received by the User from owners of the Annuity Contracts, by 7:30 am Eastern Time on the following Day.  The User shall encode each such Order as an Order to be transmitted via TNS to MATC as of that Day.

(b)           The ETFs to be offered initially are listed on Schedule B (“Schedule B ETFs”).  The User may add, remove, close, substitute or change Schedule B ETFs upon 30 days prior written notice to MATC.  For each of the Schedule B ETFs, MATC will provide (i) an NAV using the ETF price at the Close of Trading adjusted to include accruals for pending distributions of income, dividends, gains and/or other adjustments as appropriate, including, without limitation, corporate actions, between ex-date and pay date; and (ii) the number of shares of the adjusted fund.  For purposes of this Section 1.4A, “pay date” is the day that MATC allocates to each ETF Fund Account any payment from the Schedule B ETFs and removes the accrual.  Additional details of the ETF Operating Procedures are included on Schedule C to this Agreement, which is incorporated herein by reference.

(c)           Orders generated as a result of trading instructions received by the User after the applicable Close of Trading on any Day (each, a “Late Order”) shall be treated for all purposes, including transmission and pricing, as if generated on the following Day.

(d)           The adjusted NAV will be provided by MATC to User by 8:00 pm Eastern Time each Day.  MATC will provide on a best effort basis income, dividends, gains and other adjustments as appropriate, are received promptly and timely by the ETF Fund Accounts from the Schedule B ETFs.

(e)           MATC will maintain records in connection with the adjustments to the NAV for the Schedule B ETFs.  User and its auditors or other designees shall have access, upon reasonable notice during regular business hours, to the records maintained in accordance with these provisions governing the Schedule B ETFs and the ETF Fund Accounts.  To the extent that such records are maintained by a third party on the behalf of MATC, MATC has obtained permission from such party for User and its auditors or other designees to inspect such records upon reasonable notice during such third party’s regular business hours.

(f)            Should MATC discover an error in the adjusted NAV provided to User under this Agreement, MATC shall notify User immediately upon discovery and the parties will use their best efforts to resolve the error quickly.

(g)           Should any provisions contained in this Section 1.4A and the incorporated Schedule C conflict with any other provisions of this Agreement, the terms contained in this Section will control.

1.5           Internal Control Procedures.  The User shall adopt and implement internal control procedures (consistent with the Operating Procedures and ETF Operating Procedures), reasonably designed to (i) accurately identify Orders as to the date and time of receipt; (ii) prevent any Order from being transmitted to MATC if that Order was generated, in part or in whole, from instructions received by the User from its Customers after the applicable Close of Trading; (iii) prevent Late Orders from being transmitted with Orders received before the applicable Close of Trading on any Day;  (iv) minimize errors that could result in the late transmission of Orders on any Day; and (v) prevent any override or alteration of time of receipt of Orders.  The User shall provide MATC with a copy of these control procedures upon MATC’s reasonable request.  Throughout the term of this Agreement, the User shall monitor such control procedures to ensure their continued adequacy, and shall notify MATC immediately upon becoming aware of any inadequacy in such controls.  In this regard, the User shall conduct, or shall cause an independent third party to conduct, an annual review of the User’s internal control procedures, and shall document such review by written report.  Such report shall be made available to MATC upon request, subject to the execution of a nondisclosure agreement; the User understands and acknowledges that MATC may forward such reports to the Participating Funds after obtaining the written permission of User, which shall not be unreasonably withheld.

1.6           Accuracy of Information.  The User shall notify MATC of any error in any information received from or transmitted to MATC within five (5) days of discovery.

1.7           Trading Restrictions.  In transmitting Orders via TNS, the User shall abide by all trading rules, restrictions and limitations, if any, set forth in the prospectus and/or statement of additional information of each Participating Fund.  The failure to materially comply with such rules, restrictions or limitations may result in the suspension of service hereunder or the termination of access to a Participating Fund(s) via TNS, and/or the closing of a Brokerage Account and/or Fund Account; provided however, that User will be given written notice of the material noncompliance and at least ten Days to cure the noncompliance.  Material noncompliance with such rules, restrictions or limitations may also result in the automatic rejection of Orders by a Participating Fund(s).  MATC shall exercise its best efforts to provide assistance with this responsibility upon request.

1.8           Records.

(a)           As between MATC and the User, the User shall be responsible for maintaining accurate and complete records of all investments in the Participating Funds by the User on behalf of its Customers.  To the extent appropriate, the User shall also establish and maintain sub-accounts and records on behalf of the participants in any investment account or employee benefit plan that is also a customer on behalf of which the User invests in the Participating Funds (“Plan Customer”).  The User shall provide regular account statements to each Plan Customer and, as appropriate, to the participants in any Plan Customer, regarding their investments in the Participating Funds.

(b)           MATC and each Participating Fund shall have access, upon reasonable notice during regular business hours, to the User’s records maintained in accordance with Subparagraph (a) above in order to enable MATC and the Participating Funds to carry out their responsibilities under this Agreement and under applicable law.  To the extent that such records are maintained by a third party on the User’s behalf, the User has obtained permission from such party for MATC and the Participating Funds to inspect such records upon reasonable notice during such third party’s regular business hours.

1.9           Distribution of Materials.  The User shall distribute, or cause to be distributed, to each underlying Plan Customer, and if appropriate, to Annuity Contract owners or the participants in any retirement plan the User maintains, at its own expense, all prospectuses, annual or semi-annual reports, tax information, and any other written materials relating to Participating Funds or Schedule B ETFs as required by rule, law, or as required by the Participating Funds or Schedule B ETFs.  This Agreement shall not create any duty or obligation of MATC to deliver or provide for the delivery of any prospectus, annual report, semi-annual report, tax information and other written materials relating to the Participating Funds or Schedule

B ETFs.  Notwithstanding the foregoing, MATC shall promptly forward all proxy or proxy related materials and information it receives from the Participating Funds or Schedule B ETFs to User for dissemination to User’s Annuity Contract owners.

ARTICLE II
REPRESENTATIONS AND WARRANTIES

2.1           Representations and Warranties of MATC.  MATC represents and warrants to the User that:

(a)           this Agreement has been duly authorized, executed and delivered by MATC, and constitutes its legal, valid and binding agreement enforceable in accordance with its terms;

(b)           it has and will continue to have access to the facilities, equipment and personnel necessary to perform its duties and obligations under this Agreement;

(c)           it owns and/or has the right to offer the Interface and TNS as described in this Agreement; and

(d)           the execution, delivery and performance by MATC of this Agreement, including, but not limited to, the selection of any Broker-Dealer by MATC, will not violate any material provision of current law, rule or regulation, whether statutory or common, including, without limitation, ERISA, the Internal Revenue Code of 1986, as amended (the “Code”), and federal and state securities laws, any order, rule or regulation of any court or governmental or regulatory body, or any agreement or instrument to which MATC is a party or by which MATC is bound.

(e)           it or its affiliates which participate in providing services to User will maintain standards under SAS 70 and have those standards verified by an independent public accounting firm at least annually.  Certification of the SAS 70 standards will be promptly provided to the User upon request.

2.2           Representations and Warranties of the User.  The User represents and warrants to MATC that:

(a)           it has the authority to open and close each Brokerage Account, Fund Account and ETF Fund Account, and issue instructions pertaining thereto.  The User shall provide to MATC such information as MATC shall reasonably request regarding its authority to so act;

(b)           this Agreement has been duly authorized, executed and delivered by the User and constitutes its legal, valid and binding obligation enforceable in accordance with its terms;

(c)           it has and will continue to have access to the facilities, equipment and personnel necessary to perform its duties and obligations under this Agreement;

(d)           it is an insurance company duly organized and in good standing under applicable law; it has registered each separate account as a unit investment trust in accordance with the provisions of the Investment Company Act of 1940 to serve as a segregated investment account for the Annuity Contracts;

(e)           it is not relying on MATC for any investment advice or recommendations in connection with the Orders transmitted via TNS;

(f)            it has disclosed, and will continue to disclose to its customers to the extent required by applicable law, the collection of any 12b-1 fees, sub-transfer agency payments, and finder’s fees of which it is aware that are generated as a result of investments and transactions in the Fund Accounts;

(g)           it understands that, if at any time the User cannot access TNS or transmit Orders to the Participating Fund of its choice via TNS and is informed of accessibility or reliability problems involving TNS by MATC, within a reasonable time after being so informed, the User must exercise its best efforts to cause Orders to be forwarded to the Participating Fund, which information needed will be provided by MATC to User, to avoid potentially detrimental movements in the market; and in the case of the ETFs, User shall submit its orders directly to the Broker Dealer, which must exercise its best efforts to cause Orders to be forwarded to the executing broker dealer for execution to avoid potentially detrimental movements in the market.

(h)           the execution, delivery and performance by the User of this Agreement will not violate any material provision of current law, rule or regulation, whether statutory or common, including, without limitation, ERISA, the Code and federal and state securities laws, any order, rule or regulation of any court or governmental or regulatory body, or any agreement or instrument to which the User is a party or by which the User is bound.

ARTICLE III
PROTECTION OF CONFIDENTIAL INFORMATION AND PROPRIETARY ITEMS

3.1           MATC Proprietary Items.  The User acknowledges that TNS and all related documentation supplied to the User by MATC (the “Documentation”), all ideas, methods, algorithms, formulae and concepts used in developing and/or incorporated into TNS, including, but not limited to, the visual expressions, screen formats and other design features of TNS, and all revisions, modifications, refinements, releases, versions, enhancements and improvements of TNS or the Documentation (referred to, collectively, as the “MATC Proprietary Items”) are trade secrets, confidential information and proprietary property of MATC, its affiliate(s) or the third party service providers from which MATC has leased or licensed such Proprietary Items, having great commercial value to MATC, its affiliate(s) or such third parties. MATC Proprietary Items, however, shall not include anything that (i) the User can otherwise demonstrate was already in the public domain, including (but not limited to) all formatting, layouts and documentation for NSCC connectivity; (ii) becomes, through no fault of the User, publicly available; (iii) was independently developed by the User or its affiliates by its own efforts absent a breach of this Article III; and (iv) the User obtained through commercial means from a vendor, including (but not limited to) any ideas, methods, algorithms, formulae, concepts, visual expressions, screen formats and design features that may be substantially similar to the Proprietary Items but are commercially available to the public.

3.2           User Proprietary Items.  MATC acknowledges that the file layouts in which data is presented, together with all related documentation or information marked as “confidential”, supplied by the User to MATC (referred to, collectively, as the “User Proprietary Items”) are trade secrets, confidential information and proprietary property of User, its affiliate(s) or the third party service providers from which User has leased or licensed such User Proprietary Items, having great commercial value to User, its affiliate(s) or such third parties. User Proprietary Items, however, shall not include anything that (i) MATC can otherwise demonstrate was already in the public domain, including (but not limited to) all formatting and layouts; (ii) becomes, through no fault of MATC, publicly available; (iii) was independently developed by MATC or its affiliates by its own efforts absent a breach of this Article III; and (iv) MATC obtained through commercial means from a vendor, including (but not limited to) data formats and file layouts that may be substantially similar to the User Proprietary Items but are commercially available to the public.

3.3           Disclosure and Use Restrictions.  All MATC Proprietary Items provided to the User (including TNS formats which User may use in communicating data between User and Clients for the duration of this Agreement), and all User Proprietary Items provided to MATC, under this Agreement are being provided on a strictly confidential and limited use basis.  Title to all MATC Proprietary Items and User Proprietary Items (together “Proprietary Items”) will remain exclusively in the disclosing party, its affiliate(s) or the third party service providers from which that party has licensed or leased the particular Proprietary Item.  All MATC Proprietary Items in the User’s possession and all User Proprietary Items in MATC’s possession, whether or not authorized, will be held in strict confidence by the receiving party, and the receiving party will not, directly or indirectly, communicate or disclose any such Proprietary Item to any third party, or permit any third party to have access to or possession of any such Proprietary Item.  Except as reasonably necessary for performance of the duties under this Agreement, or as otherwise required by law, the receiving party shall not directly or indirectly copy, reproduce, remanufacture, distribute, license, translate, convert, modify, reverse engineer, decompile, disassemble or in any way duplicate all or any part of a received Proprietary Item.

3.4           Enforcement.  The parties acknowledges that any breach of any of the provisions of this Article III may result in irreparable injury to the owner of the Proprietary Item for which money damages may not adequately compensate.  Notwithstanding anything contained herein to the contrary, if there is a breach, then the owner of the Proprietary Item shall be entitled, in addition to all other rights and remedies which it may have at law or in equity, to have a decree of specific performance or an injunction issued by any competent court, requiring the breach to be cured or enjoining all persons involved from continuing the breach.  The existence of any claim or cause of action which the receiving party or any other person may have against the party disclosing the Proprietary Item shall not constitute a defense or bar to enforcement of any of the provisions of this Article III.

3.5           Notwithstanding anything to the contrary in this Agreement, the parties acknowledge that a potentially patentable business method is being developed in connection with the ETFs to be offered in User’s Annuity Contracts.  Parties will cooperate reasonably to determine whether to seek a joint patent, and if so, will enter into a separate agreement addressing the sharing of costs and revenues.  If MATC elects not to pursue a patent jointly with User, User reserves the right to pursue a patent on its own at its own expense and MATC agrees to cooperate reasonably with User’s efforts to obtain a patent.  If User elects not to pursue a patent jointly with MATC, MATC reserves the right to pursue a patent on its own and at its own expense and User agrees to cooperate reasonably with MATC’s efforts to obtain a patent.

ARTICLE IV
COMPENSATION

4.1                                 Compensation to MATC.

(a)                                  For the services to be provided by MATC as described herein, MATC shall be compensated as follows:

(i)                                     The User shall pay the following fees, invoiced monthly and calculated using the month end balance with respect to the Fund Accounts and ETF Fund Accounts:

A.                                   A minimum guaranteed fee of $400 per month (“Minimum Fee”); provided, however, that, if, with respect to any calendar month during the term hereof, the sum of the Basis Point Service Fee (defined below), if any, generated for that month equals or exceeds the Minimum Fee for that month, then the Minimum Fee owed to MATC by the User hereunder with respect to such month shall be deemed satisfied.

B.                                     A Basis Point Service Fee equal to 0.05% (five basis points) of assets in the Fund Accounts and ETF Fund Accounts as of the last day of each calendar month.

(ii)                                  The User shall be responsible for check, wire, Automated Clearing House (ACH) charges, reportable distribution fees, transfer fees, commissions, and any other miscellaneous charges associated with the maintenance of the Fund and Brokerage Accounts.  A complete listing of all fees is contained in Schedule A which is attached.

For purposes of compensation billing, the Effective Date of this Agreement shall be the start date for billing purposes whether or not the User has transmitted any Orders to any Participating Fund.

(b)                                 All fees pursuant to Paragraph 4.1(a) are due and payable to MATC monthly, within thirty (30) calendar days of the User’s receipt of an undisputed invoice requesting payment therefore.  If User disputes any portion of an invoice, User shall give written notice to MATC delivered within the time period for timely payment, and specifying with reasonable particularity the good faith basis for disputing such amounts (“Disputed Fees”).  The amount of any fees of any invoice that are not Disputed Fees shall be paid when due under this Agreement.  As to Disputed Fees, the parties shall work in good faith to resolve the payment of any Disputed Fees within 30 days of the date of the Disputed Fees notice.  Interest of one and one-half percent (1.5%) per month may be charged on overdue amounts.

4.2                                 Allocation of Fund Fees

(a)                                  MATC shall allocate for the benefit of the User and its Customers ninety percent (90%) of the “Fund Fees” actually received by MATC or its agents from the Participating Funds or such Funds’ service providers pursuant to MATC or its agents’ contracts with the Participating Funds or their service providers as a result of investments or transactions in the Fund Accounts.  Fund Fees are hereby defined as the aggregate of the fees paid by mutual funds pursuant to Rule 12b-1 under the Investment Company Act of 1940 (“12b-1 Fees”), any fees paid by mutual funds to eligible recipients for the furnishing of shareholder, recordkeeping and other services beyond the scope of the 12b-1 Fees (“Service Fees”), and/or certain transactional based compensation to eligible recipients, including commissions (“Commissions”).  MATC represents that neither it nor its affiliates are receiving Fund Fees or any form of compensation in connection with its services under this Agreement other than that specified under Subparagraph 4.1(a) above.  When appropriate, the User shall provide written authorization and instructions to MATC regarding this allocation and, if appropriate, any related remittance substantially in the forms provided to the User by MATC (the “Authorizations”). The User acknowledges that although MATC shall use commercially reasonable efforts to collect the Fund Fees from the Participating Fund or such Funds’ service providers, MATC shall have no liability to the User or its Customers in the event that such Fund Fees are not actually received by MATC from the Participating Funds or such Funds’ service providers.

(b)                                 When appropriate, MATC shall remit, or cause its agents to remit, to the User the appropriate allocation of Fund Fees to which the User is entitled pursuant to Subparagraph 4.2(a) above, on a monthly basis within a reasonable time following the last day of the calendar month in which such Fees are actually collected by MATC.  All amounts due shall be paid by a means as agreed upon from time to time by the User and MATC.

ARTICLE V

WARRANTIES; LIABILITY AND INDEMNIFICATION

5.1                                 Warranties.  MATC makes no representation or warranty, either express or implied, with respect to TNS, the interface or any third party system in any manner interfaced with TNS (or the results to be achieved by the use thereof), including, but not limited to, the implied warranties of merchantability or fitness for a particular purpose and all such warranties are hereby disclaimed.

5.2                                 Limitations on Liability.

(a)                                  Except for direct damages resulting from MATC’s gross negligence or intentional misconduct, MATC shall not have any liability to the User or any third party for damages of any kind arising out of this Agreement or the User’s use of or inability to use TNS, for any reason whatsoever.

(b)                                 MATC shall not be liable as a result of, or considered in breach of this Agreement due to: (i) any error by the User in inputting Orders; (ii) any error caused by a Participating Fund or the NSCC; (iii) the failure of a Participating Fund, executing broker, or the NSCC to accept or process an Order transmitted via TNS except in the case of MATC’s gross negligence or intentional misconduct; (iv) any other acts or omissions of any third party; (v) any other cause beyond the control of MATC, including, but not limited to, an action by any military, civil or regulatory authority, a change in any law or regulation, a fire, flood, earthquake, storm or similar act of God, a disruption, imperfection or outage of telecommunications, power or other utility, electrical disturbances, brownouts or blackouts which could not have been prevented by MATC with commercially reasonable care; (vi) failures of, or errors in, third party systems, equipment and software; or (vii) any use of TNS in a manner not intended under this Agreement, unauthorized changes to TNS, or misuse of TNS.

(c)                                  Under no circumstances shall either party be liable to the other or any third party, regardless of the form of action, for lost revenues or profits, loss of business or goodwill, investment, market or other economic losses, or any indirect, punitive or consequential damages of any nature, including, without limitation, loss of data or loss of use, but not including Pnavs and accruals, whether or not foreseeable.

5.3                                 Indemnification.

(a)                                  The User shall defend, indemnify and hold harmless MATC and each of its directors, officers, employees, agents and each person who controls them within the meaning of the Securities Act of 1933, as amended, from and against any and all losses, claims, damages, liabilities and expenses (including reasonable attorney’s fees and expenses) as they are incurred, however arising or incurred, resulting in any way from (i) the User’s negligence, bad faith or intentional misconduct, or (ii) any misrepresentation made by User in, or breach by the User of, this Agreement.

(b)                                 MATC shall defend, indemnify and hold harmless User and each of its directors, officers, employees, agents and each person who controls them within the meaning of the Securities Act of 1933, as amended, from and against any and all losses, claims, damages, liabilities and expenses (including reasonable attorney’s fees and expenses) as they are incurred, however arising or incurred, resulting in any way from (i) MATC’s negligence, bad faith or intentional misconduct, or (ii) any misrepresentation made by MATC in, or breach by MATC of, this Agreement.

(c)                                  Except to the extent prohibited by law or court order, the party to be indemnified under this Agreement agrees promptly to notify the party expected to provide indemnification of the initiation of any litigation, proceeding, claim or action brought against it or any of its officers or directors in connection with the issuance or sale of the Participating Funds, the Annuity Contracts, the adjusted NAV, the operation of the

Fund Accounts, ETF Fund Accounts or any other matter related to the performance of duties under this Agreement.

5.4                                 Exclusivity.  Beginning on the Effective Date for a period of eighteen months, MATC will not offer the services described in Section 1.4A of this Agreement to any insurance company or related entity offering variable annuities or variable life insurance products.  This exclusivity provision shall remain in effect for an additional six month period if User, and its affiliate, National Integrity Life Insurance Company, together have at least $200 million in the ETF Fund Accounts at the end of the eighteen months period following the Effective Date.

ARTICLE VI
MISCELLANEOUS

6.1                                 Term and Termination.  This Agreement shall continue for three (3) years from the Effective Date, and continue for an additional one year beginning on the third anniversary of the Effective Date, and for successive one year terms thereafter, unless terminated by either party upon written notice delivered to the other party at least one hundred and eighty days (180) days prior to the end of the initial term, or any successive one year term.  The User accepts and acknowledges that it shall remain responsible for all fees due to MATC hereunder, including the monthly Minimum Fee pursuant to Paragraph 4.1 (a) (i) (A), while this Agreement remains in effect.  Notwithstanding the foregoing, this Agreement may be terminated with less than one hundred and eighty (180) day’s notice as required by any changes to current law, rule or regulation, or changes to interpretations of current law, rule or regulation, including, without limitation, ERISA, the Code and federal securities law, any order, rule or regulation of any court or governmental or regulatory body; provided however that in order to terminate the Agreement under this provision: (i) the change in the law must create a requirement that is specifically applicable to the services provided under the Agreement; (ii) a written recommendation of outside counsel for MATC to support the termination is provided to User in advance for its review; and (iii) MATC and User have made a good faith effort to amend the Agreement so that it may continue under the law, as changed.  Upon termination of the Agreement by MATC for any reason, MATC agrees to continue servicing existing ETF Fund Accounts for one hundred and eighty days (180) days from the effective date of termination.  User agrees that upon termination of the Agreement by MATC for any reason, it will make good faith efforts to contract with another vendor and MATC will cooperate fully and in good faith in any transition.  MATC agrees that it will provide all information necessary to facilitate the transfer to another service provider and/or the development of a process (by user or another service provider) comparable to that described in section 1.4A and Schedule C of this Agreement, and that such information will be provided in a timely manner, to the extent permitted by law.

6.2                                 Confidentiality.  To effect the purposes of this Agreement, the User may from time to time provide MATC with information concerning the User’s Customers.  MATC acknowledges that its right to use and re-disclose information concerning the User’s Customers may be limited by the Gramm-Leach-Bliley Act of 1999 (Public Law 106-102, 113 Stat. 1138)

(the “Gramm Act”) and its implementing regulations and other federal and state laws and regulations regarding privacy and the confidentiality of customer records.  To protect the privacy of information concerning the User’s Customers, MATC agrees that it shall:

(a)                                  limit access to information concerning the User’s Customers to MATC’s employees or contractors who have a need to know to carry out the purposes for which the information was disclosed;

(b)                                 advise its employees and contractors having access to the customer information of the confidential nature thereof and of the obligations set forth in this Agreement;

(c)                                  use information concerning the User’s Customers solely to carry out the purposes for which the information was disclosed and not for other purposes; and

(d)                                 safeguard and maintain the confidentiality of the information concerning the User’s Customers and not directly or indirectly disclose the same to any other person or entity in violation of (i) Title V of the Gramm Act and its implementing regulations, as the same may be amended from time to time, and (ii) other applicable federal and state laws and regulations regarding privacy.

6.3                                 Governing Law.  This Agreement shall be governed by, and construed and enforced in accordance with, the substantive laws of the state of Pennsylvania applicable to agreements fully executed and to be performed therein, exclusive of conflicts of laws principles.

6.4                                 Amendment and Waiver.  Except as otherwise provided herein, no modification of any provision of this Agreement shall be binding unless in writing and executed by the party to be bound thereby.  No waiver of any provision of this Agreement shall be binding unless in writing and executed by the party granting such waiver.  Any valid waiver of a provision set forth herein shall not constitute a waiver of any other provision of this Agreement.

6.5                                 Assignment.  This Agreement shall be binding upon, and shall inure to the benefit of, the parties and their respective successors and permitted assigns.  This Agreement may be not be assigned by either party, without the prior written consent of the other party.

6.6                                 Entire Agreement.  This Agreement, together with the ETFxChange Authorization, executed on the same date as this Agreement constitutes the entire agreement between the parties with respect to the transactions contemplated hereby, and supersedes all prior agreements or understandings between the parties hereto related to the subject matter hereof.

6.7                                 Notices.  All notices hereunder shall be given in writing and shall be deemed to have been duly given upon receipt, by delivery in person, by confirmed facsimile, by registered or certified mail or by overnight delivery (postage prepaid to the respective parties), to the other party at its address or facsimile number indicated on the signature pages hereof or to such other address or facsimile number subsequently notified in writing by such party to the other.  Any such notice shall be effective upon receipt thereof by the party to whom sent.

6.8                                 Survival.  The provisions of Articles II, III, V and VI shall survive the termination of this Agreement; further, all terms of the Agreement shall continue to apply, but only to the extent of any continued service pursuant to section 6.1 the Agreement.

6.9                                 Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument.

6.10                           Publicity.  The parties agree that, notwithstanding any other provisions of the Agreement to the contrary, (i) the parties shall agree upon the language of a press release stating that the parties have entered into this Agreement and the general subject matter thereof and (ii) MATC may, with User’s prior written consent, use the name of the User on MATC’s client list, and User, with MATC’s prior written consent may use the name of MATC on its vendor list.  Neither party may otherwise disclose the content of this Agreement or otherwise the other party’s name or marks in any press release or other public announcement without the other party’s prior written consent, which shall not be unreasonably withheld, except as otherwise required by law.

IN WITNESS WHEREOF, the undersigned execute this Agreement.

COUNSEL TRUST COMPANY, DBA MID ATLANTIC TRUST COMPANY		INTEGRITY LIFE INSURANCE COMPANY

By:	/s/ Wanda M. Chilcoat	By:	/s/ Jill T. McGruder

Date:		Date:

Name:	Wanda M. Chilcoat	Name:	Jill T. McGruder

Title:	Principal	Title:	President and Chief Executive Officer

Address:	224 St. Charles Way	Address:

	Suite 100		303 Broadway, Suite 1100

	York, PA 17402		Cintinnati, Ohio 45202

SCHEDULE A
MISCELLANEOUS FEES

Additional Account Servicing Fees

Setup Charge (per Event)	Closing Charge per CUSIP (per Event)
$0	$200.00

Additional Asset Fees

ETFxChange (Pursuant to terms of separate agreement)	Outside Asset (Annual $)
15 bps	N/A

Cashiering Fees

Incoming Check (per Event)	Incoming ACH (per Event)	Incoming Wire (per Event)
$0	$0	$0

Outgoing Check (per Event)	Outgoing ACH (per Event)	Outgoing Wire (per Event)
$12.00	$5.00	$15.00

*Distributions include payment by ACH, check, or wire, 1099 reporting, and federal and state tax withholding remittance

**Other services available at additional charges

Schedule B ETFs

Fund	Ticker Symbol	CUSIP
iShares® Barclays Aggregate Bond Fund	AGG	464287226
iShares® Barclays Intermediate Credit Bond Fund	CIU	464288638
iShares® Barclays TIPS Bond Fund	TIP	464287176
iShares® iBoxx $ High Yield Corporate Bond Fund	HYG	464288513
iShares® S&P 500 Growth Index Fund	IVW	464287309
iShares® S&P 500 Index Fund	IVV	464287200
iShares® S&P 500 Value Index Fund	IVE	464287408
iShares® S&P MidCap 400 Index Fund	IJH	464287507
iShares® S&P SmallCap 600 Index Fund	IJR	464287804
iShares® S&P/Citigroup International Treasury Bond Fund	IGOV	464288117
Vanguard Dividend Appreciation Index Fund, ETF Shares	VIG	921908844
Vanguard Emerging Markets Stock Index Fund, ETF Shares	VWO	922042858
Vanguard Tax-Managed International Fund, Europe Pacific ETF Shares	VEA	921943858
Vanguard Intermediate-Term Corporate Bond Index Fund, ETF Shares	VCIT	92206C870
Vanguard Large-Cap Index Fund, ETF Shares	VV	922908637
Vanguard Mega Cap 300 Index Fund, ETF Shares	MGC	921910873
Vanguard REIT Index Fund, ETF Shares	VNQ	922908553
Vanguard Total Bond Market Index Fund, ETF Shares	BND	921937835

Schedule C — Additional ETF Operating Procedures

Trading:

1.	MATC will create an accural tracking account for each Schedule B ETF for User.

	(a)	MATC will ensure the account valuation includes dividend accruals beginning on the ETF ex-date, as well as all other appropriate accruals to properly reflect the correct daily valuation.
	(b)	MATC will ensure the account contains the appropriate number of ETF shares, including fractional shares using its proprietary system.
	(c)	MATC will provide a tracking number for each account.

2.	MATC shall maintain and track the shares for each account.

(a)

MATC shall provide the nightly net asset value for each account (Nnav) through TNS no later than 8 pm Eastern Time. MATC shall provide the nightly pricing file by another means as backup; this shall be in the form of an email to: navs@wslife.com and/or on MATC’s website

	(b)	MATC will price User’s accounts using the prior day’s closing Nnav so long as trade information is received by 7:30 am Eastern Time.
(c)

Primary delivery of trades will be made electronically to MATC using TNS. Net trades will be delivered separately for each account for User (Integrity Life Insurance Company trades will be separate from National Integrity Life Insurance Company, which will execute an identical agreement.) Alternate method for delivery of trades will be via MATC’s website

	(d)	MATC will provide User an electronic confirmation that each trade file has been received and processed at least 30 minutes before the opening of the New York Stock Exchange.
	(e)	MATC will provide nightly contacts in case one or more Nnavs are not received.
	(f)	MATC will provide a daily contact in case communication of trades is delayed on User’s part.
(g)

MATC will settle the trades via wire on the same day the trade is received by MATC from User. Settlement shall be net for each User only (Integrity Life Insurance Company is separate from National Integrity Life Insurance Company).

Reporting:

Separate tracking and reporting of dividends, capital gains and other accrual items, as well as number of shares held (including fractional shares), are needed for each User (Integrity Life Insurance Company is separate from National Integrity Life Insurance Company, which will execute an identical agreement.)

1.	Each day, by 8 pm Eastern Time, MATC will provide the following information separately by insurance company (Integrity Life Insurance Company and National Integrity Life Insurance Company) and by ETF:

Nnav and shares held

2.	Each month, by the third business day of the following month, MATC will provide the following information separately by insurance company and by ETF:

	(a)	Nnav and shares held

	(b)	Underlying ETF shares held

	(c)	Dividends accrued at end of month

	(d)	Dividends paid by ETF

	(e)	Short-term gains by ETF

	(f)	Long-term gains by ETF

3.	Each year, by January 31st of the following year, MATC will provide the following information in addition to the month end, separately by insurance company and by ETF:

(a)      Year-to-date dividends paid by ETF

(b)     Year-to-date short-term and long-term gains by ETF